

interim
report
200

SCMP Group Limited

INTERIM RESULTS

The Directors of SCMP Group Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its group of companies (the "Group") for the six months ended 30 June 2005 as follows:

Condensed Consolidated Profit & Loss Account

	Note	Unaudited For the six months ended 30 June 2005 HK$'000	2004 (Restated) HK$'000
Turnover	2	**536,588**	697,569
Other revenue	3	**4,514**	1,052
Total revenue		**541,102**	698,621
Staff costs		**(174,686)**	(184,546)
Cost of production materials/sales		**(80,072)**	(218,143)
Rental and utilities		**(15,714)**	(39,996)
Depreciation and amortisation		**(41,736)**	(42,471)
Advertising and promotion		**(13,228)**	(8,884)
Other operating expenses		**(72,440)**	(70,509)
Gain on disposal of long-term investment shares		**711**	4,242
Loss on termination of a jointly controlled entity		–	(1,076)
Finance costs		**(2,621)**	(700)
		(399,786)	(562,083)
Operating profit		**141,316**	136,538
Share of profits less losses of associates	4	**1,775**	3,096
Share of loss of a jointly controlled entity		–	(361)
Profit before taxation		**143,091**	139,273
Taxation	5	**(28,113)**	(25,245)
Profit for the period		**114,978**	114,028
Attributable to:			
Shareholders		**112,311**	111,413
Minority interests		**2,667**	2,615
		114,978	114,028
Dividend			
Proposed interim dividend of 5 cents (2004: 5 cents) per share		**78,047**	78,047
Earnings per share			
Basic and diluted	6	**7.20 cents**	7.14 cents

Condensed Consolidated Balance Sheet

	Note	Unaudited 30 June 2005 HK$'000	31 December 2004 (Restated) HK$'000
Non-current assets			
Intangible assets		**38,963**	41,880
Fixed assets	7	**614,903**	602,440
Investment properties	8	**682,600**	664,600
Lease premium for land	9	**34,141**	34,649
Defined benefit plan's assets		**31,977**	30,415
Interests in associates		**38,717**	41,543
Long-term investment shares		**167,223**	156,660
		1,608,524	1,572,187
Current assets			
Inventories		**31,743**	37,774
Accounts receivable	10	**198,170**	191,613
Prepayments, deposits and other receivables		**23,269**	42,133
Foreign currency bank deposits for purchase of fixed assets	1(i)(d)(ii)	**29,674**	–
Cash and bank balances		**281,658**	363,095
		564,514	634,615
Current liabilities			
Accounts payable and accrued liabilities	11	**86,746**	116,709
Taxation payable		**56,700**	30,087
Subscriptions in advance		**15,822**	22,848
Bank overdraft, secured		**6,570**	2,358
Short-term bank loan, unsecured		**1,881**	–
Current portion of long-term bank loan, unsecured		**230,000**	230,000
		397,719	402,002
Net current assets		**166,795**	232,613
Total assets less current liabilities		**1,775,319**	1,804,800
Non-current liabilities			
Long-term bank loan, unsecured		**17,000**	17,000
Deferred taxation		**92,349**	90,540
		109,349	107,540
		1,665,970	1,697,260
Capital and reserves			
Share capital	12	**156,095**	156,095
Reserves		**1,416,837**	1,372,750
Proposed dividend		**78,047**	156,095
		1,494,884	1,528,845
Shareholders' funds		**1,650,979**	1,684,940
Minority interests		**14,991**	12,320
Total equity		**1,665,970**	1,697,260

Condensed Consolidated Cash Flow Statement

	Unaudited For the six months ended 30 June	
	2005	2004
	HK$'000	HK$'000
Net cash inflow from operating activities	**146,418**	143,393
Net cash outflow from investing activities	**(77,853)**	(4,336)
Net cash outflow from financing activities	**(154,214)**	(62,439)
(Decrease)/increase in cash and cash equivalents	**(85,649)**	76,618
Cash and cash equivalents at 1 January	**360,737**	156,990
Cash and cash equivalents at 30 June	**275,088**	233,608

Condensed Consolidated Statement of Changes in Equity – Unaudited

For the six months ended 30 June 2005

	Attributable to shareholders									
	Share capital and share premium HKS'000	Contributed surplus HKS'000	Investment revaluation reserve HKS'000	Asset revaluation reserve HKS'000	Hedging reserve HKS'000	Translation reserve HKS'000	Retained profits HKS'000	Total shareholders' funds HKS'000	Minority interests HKS'000	Total equity HKS'000
Balance at 1 January 2004, as previously reported as equity	197,066	1,162,252	32,836	1,325	–	(34,863)	111,408	1,470,024	–	1,470,024
Balance at 1 January 2004, as previously separately reported as minority interests	–	–	–	–	–	–	–	–	9,677	9,677
Balance at 1 January 2004, as restated	197,066	1,162,252	32,836	1,325	–	(34,863)	111,408	1,470,024	9,677	1,479,701
Surplus on revaluation of long-term investment shares	–	–	4,069	–	–	–	–	4,069	–	4,069
Investment revaluation reserve released on disposal	–	–	(3,054)	–	–	–	–	(3,054)	–	(3,054)
Exchange differences on consolidation	–	–	–	–	–	(218)	–	(218)	–	(218)
Net income/(expense) recognised directly in equity	–	–	1,015	–	–	(218)	–	797	–	797
Profit for the period	–	–	–	–	–	–	111,413	111,413	2,615	114,028
Total recognised income/(expense) for the period	–	–	1,015	–	–	(218)	111,413	112,210	2,615	114,825
Dividends	–	(62,439)	–	–	–	–	–	(62,439)	–	(62,439)
Balance at 30 June 2004	197,066	1,099,813	33,851	1,325	–	(35,081)	222,821	1,519,795	12,292	1,532,087
Balance at 1 January 2005, as previously reported as equity	**197,066**	**1,021,767**	**70,608**	**1,325**	**–**	**(34,380)**	**428,554**	**1,684,940**	**–**	**1,684,940**
Balance at 1 January 2005, as previously separately reported as minority interests	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**12,320**	**12,320**
Balance at 1 January 2005, as restated	**197,066**	**1,021,767**	**70,608**	**1,325**	**–**	**(34,380)**	**428,554**	**1,684,940**	**12,320**	**1,697,260**
Surplus on revaluation of long-term investment shares	**–**	**–**	**10,798**	**–**	**–**	**–**	**–**	**10,798**	**–**	**10,798**
Investment revaluation reserve released on disposal	**–**	**–**	**5**	**–**	**–**	**–**	**–**	**5**	**–**	**5**
Exchange differences on consolidation	**–**	**–**	**–**	**–**	**–**	**(655)**	**–**	**(655)**	**4**	**(651)**
Surplus on revaluation of leasehold building	**–**	**–**	**–**	**3,000**	**–**	**–**	**–**	**3,000**	**–**	**3,000**
Deferred taxation directly charged to reserve	**–**	**–**	**–**	**(704)**	**–**	**–**	**–**	**(704)**	**–**	**(704)**
Losses on cash flow hedges	**–**	**–**	**–**	**–**	**(2,621)**	**–**	**–**	**(2,621)**	**–**	**(2,621)**
Net income/(expense) recognised directly in equity	**–**	**–**	**10,803**	**2,296**	**(2,621)**	**(655)**	**–**	**9,823**	**4**	**9,827**
Profit for the period	**–**	**–**	**–**	**–**	**–**	**–**	**112,311**	**112,311**	**2,667**	**114,978**
Total recognised income/(expense) for the period	**–**	**–**	**10,803**	**2,296**	**(2,621)**	**(655)**	**112,311**	**122,134**	**2,671**	**124,805**
Dividends	**–**	**(156,095)**	**–**	**–**	**–**	**–**	**–**	**(156,095)**	**–**	**(156,095)**
Balance at 30 June 2005	**197,066**	**865,672**	**81,411**	**3,621**	**(2,621)**	**(35,035)**	**540,865**	**1,650,979**	**14,991**	**1,665,970**

Note: The proposed interim dividend of HK$78,047,000 for the six months ended 30 June 2005 is to be paid out of the Company's retained profits.

Notes to the Accounts

1. (i) Basis of preparation and accounting policies

The unaudited condensed consolidated interim accounts ("interim accounts") are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These interim accounts should be read in conjunction with the 2004 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the annual accounts for the year ended 31 December 2004 except that the Group has adopted the Hong Kong Financial Reporting Standards and HKASs ("HKFRSs") issued by the HKICPA which are effective for accounting periods commencing on or after 1 January 2005.

These interim accounts have been prepared in accordance with those HKFRSs and interpretations issued and effective as at the time of preparing these accounts. The HKFRSs and interpretations that will be applicable at 31 December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these interim accounts.

The adoption of the following HKFRSs has resulted in changes in accounting policies or presentation of these interim accounts:

HKAS 1:	Presentation of Financial Statements
HKAS 16:	Property, Plant and Equipment
HKAS 17:	Leases
HKAS 32:	Financial Instruments: Disclosure and Presentation
HKAS 36:	Impairment of Assets
HKAS 38:	Intangible Assets
HKAS 39:	Financial Instruments: Recognition and Measurement
HKAS 40:	Investment Property
HK(SIC)-Int 21:	Income Taxes – Recovery of Revalued Non-Depreciated Assets
HKFRS 2:	Share-based Payment
HKFRS 3:	Business Combinations

The effect of adopting these HKFRSs on the interim accounts is as follows:

(a) HKAS 1: Presentation of Financial Statements

The adoption of HKAS 1 has resulted in changes in presentation in the interim accounts. It has no effect on profit attributable to shareholders. However, certain comparative figures have been restated to comply with the new presentation requirements.

(b) HKAS 16: Property, Plant and Equipment

The adoption of HKAS 16 has resulted in a change in accounting policy relating to the calculation of depreciation charges of fixed assets. Previously, depreciation was provided on a straight-line basis to allocate the depreciable amount of a fixed asset over its estimated useful life. The depreciable amount represented the cost or valuation of the asset less its residual value. The residual value was determined at the time the asset was acquired and was not revised in subsequent periods. HKAS 16 now requires that the residual value of a fixed asset be reviewed annually. When the residual value of a fixed asset is determined to be higher than its carrying value, depreciation charge should cease.

This change in accounting policy has not resulted in any adjustment to the comparative figures in the interim accounts as the residual values of the fixed assets have not changed significantly from their original estimates.

(c) *HKAS 17: Leases*

The adoption of HKAS 17 has resulted in a change in accounting policy relating to leasehold land. Leasehold land and buildings in Hong Kong were previously carried at cost or valuation less accumulated depreciation and accumulated impairment losses. In accordance with the provisions of HKAS 17, a lease of land and building should be split into a lease of land and a lease of building in proportion to the relative fair values of the leasehold interests in the land element and the building element of the lease at the inception of the lease. The lease of land should be classified as an operating lease and any premium paid thereon is stated at cost and amortised over the period of the lease. The leasehold building is stated at cost or valuation less accumulated depreciation and accumulated impairment losses. The prepaid land premium is presented in the balance sheet as a separate item under non-current assets. The leasehold building is included under the classification of fixed assets in the balance sheet.

The effect of these changes has been reflected in the comparative figures and has resulted in a decrease in fixed asset and a corresponding increase in lease premium for land of HK$34,649,000 as at 31 December 2004.

(d) *HKAS 32: Financial Instruments: Disclosure and Presentation*
HKAS 39: Financial Instruments: Recognition and Measurement

The adoption of HKAS 32 and HKAS 39 has resulted in a change in accounting policy for the recognition, measurement, presentation and disclosure of financial instruments. The major changes are summarised as follows:

(i) Long-term investment shares

In prior periods, the Group's long-term investment shares were classified as non-trading securities and stated in the balance sheet at fair value. The unrealised gain or loss arising from changes in fair value is recognised directly in equity, as a movement in the investment revaluation reserve. In accordance with the provisions of HKAS 39, the long-term investment shares have been re-designated as available-for-sale investments.

The adoption of HKAS 39 has not resulted in any change in the recognition or measurement of the Group's long-term investment shares and no adjustment has been made against retained profits.

(ii) Foreign currency bank deposits for purchase of fixed assets

Until 31 December 2004, all foreign currency deposits held by the Group at the balance sheet date were translated at the applicable market rates of exchange ruling at that date. Exchange differences were dealt with in the profit and loss account. HKAS 39 now permits the designation of a foreign currency deposit as a hedging instrument for the foreign currency risk of a firm commitment. When a foreign currency deposit is formally designated as hedging instrument at the inception of the hedge and the hedge is expected to be highly effective, the gain or loss on the retranslation of the foreign currency deposit at the balance sheet date is recognised directly in the hedging reserve through the statement of changes in equity. When the hedge subsequently results in the recognition of a non-financial asset, the cumulative gains and losses so recognised in the hedging reserve are removed and included in the initial cost of the asset.

HKAS 39 prohibits the re-designation of transactions entered into before 1 January 2005 as hedges. As a result, hedge accounting has only been applied prospectively to transactions entered into on or after 1 January 2005. In current period, certain foreign currency bank deposits of the Group are designated as cash flow hedging instrument to cover the foreign currency risk of a capital commitment of the Group. The capital commitment is expected to be settled in the second half of the year.

(e) *HKAS 36: Impairment of Assets*
HKAS 38: Intangible Assets
HKFRS 3: Business Combinations
The adoption of HKAS 36, HKAS 38 and HKFRS 3 has resulted in a change in the accounting policy for goodwill and publishing titles.

(i) Goodwill
Prior to this, goodwill was amortised on a straight-line basis over a period of not exceeding 20 years. Assessment for impairment was only performed when there were indications that goodwill was impaired. In accordance with HKAS 38, goodwill should not be subject to amortisation and should be tested for impairment at least annually, irrespective of whether any indications of impairment exist.

The Group's goodwill has been fully amortised as at 31 December 2004. In accordance with the transitional provisions of HKFRS 3, goodwill has not been restated. The accumulated amortisation of goodwill of HK$611,703,000 has been eliminated against the cost of goodwill prior to 1 January 2005.

(ii) Publishing titles
Publishing titles were previously amortised over their estimated lives and stated at cost less accumulated amortisation and provision for impairment.

Upon adoption of HKAS 38, a publishing title, which is determined to have an indefinite useful life, will not be subject to amortisation but tested for impairment annually.

For a publishing title with a finite useful life, it is amortised over its estimated useful life and tested for impairment if certain circumstances indicate a possible impairment may exist.

The Group's publishing titles have already been fully amortised as at 31 December 2004. In accordance with the transitional provisions of HKAS 38, the Group shall apply HKAS 38 for these publishing titles prospectively from the financial year beginning on or after 1 January 2005.

(f) *HKAS 40: Investment Property*
The adoption of HKAS 40 has resulted in a change in the accounting policy for the Group's investment properties. Previously, investment properties were stated at open market values at the end of each financial year. Changes in the values of investment properties were dealt with as movements in the investment property revaluation reserve. If the total of this reserve was insufficient to cover a deficit, the excess of the deficit was charged to the profit and loss account. Any subsequent revaluation surplus was credited to the profit and loss account to the extent of the deficit previously charged. Following the adoption of HKAS 40, all changes in valuation of the investment properties would be recognised in the profit and loss account.

The adoption of HKAS 40 has no impact on these interim accounts because the Group's investment properties were in a net revaluation deficit position as at 31 December 2004 and the changes in valuation of the Group's investment properties during the six months period ended 30 June 2005 would have been recognised in the profit and loss account irrespective of whether the new accounting policy has been adopted.

(g) HK(SIC)-Int 21: Income Taxes – Recovery of Revalued Non-Depreciated Assets

The adoption of HK(SIC)-Int 21 has resulted in a change in accounting policy relating to the measurement of deferred tax arising from the revaluation of investment properties. Prior to this, such deferred tax were measured on the basis of tax consequences that would follow from recovery of the carrying amount of the investment properties through sale. Following the adoption of HK(SIC)-Int 21, deferred tax arising from the revaluation of investment properties are measured on the basis of tax consequences that would follow from recovery of the carrying amount of the properties through use.

The adoption of HK(SIC)-Int 21 has no impact on these interim accounts because the Group's investment properties had a net revaluation deficit position as at 31 December 2004 and it is not probable that any deferred tax assets arising from such deficit will be recovered in future periods.

(h) HKFRS 2: Share-based Payment

The adoption of HKFRS 2 has resulted in a change in accounting policy for employee share options. Prior to this, the Group did not recognise compensation cost in respect of share options granted to employees or Executive Directors of the Company or any of its subsidiaries. Following the adoption of HKFRS 2, the fair value of share options at grant date is amortised over the relevant vesting periods to the profit and loss account and credited to employee share-based compensation reserve under equity.

In accordance with the transitional provisions of HKFRS 2, the new accounting policy for employee share options has been applied to share options that were granted after 7 November 2002 and had not yet vested at 1 January 2005. Because all outstanding share options granted by the Group have already vested as at 1 January 2005, there was no impact to the respective profit and loss accounts in prior and current period.

1. (ii) Summary of restatements made in the interim accounts

Consolidated Profit and Loss Account for the six months ended 30 June 2004

	Share of profits less losses of associates HK$'000	Taxation HK$'000
As previously reported	4,138	26,287
Effect of adopting HKAS 1	(1,042)	(1,042)
As restated	3,096	25,245

Consolidated Balance Sheet as at 31 December 2004

	Fixed assets HK$'000	Investment properties HK$'000	Lease premium for land HK$'000
As previously reported	1,301,689	–	–
Effect of adopting HKAS 1	(664,600)	664,600	–
Effect of adopting HKAS 17	(34,649)	–	34,649
As restated	602,440	664,600	34,649

2. Segment information

The Company acted as an investment holding company during the period. The principal activities of the Group comprised the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications, property investment, music publishing and video and film post-production.

Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group's turnover and contribution to operating profit by principal activity:

	Turnover For the six months ended 30 June		Contribution to operating profit For the six months ended 30 June	
	2005	2004 (Restated)	**2005**	2004 (Restated)
	HK$'000	HK$'000	**HK$'000**	HK$'000
Continuing operations				
Newspapers, magazines and other publications	**517,003**	470,020	**141,036**	126,650
Investment properties	**7,724**	7,332	**5,771**	4,986
Video and film post-production	**10,151**	11,808	**(5,924)**	(2,355)
Music publishing	**1,710**	11,002	**433**	8,089
	536,588	500,162	**141,316**	137,370
Discontinued operation				
Retailing	–	197,407	–	(832)
Total	**536,588**	697,569	**141,316**	136,538

3. Other revenue

	For the six months ended 30 June	
	2005	2004
	HK$'000	HK$'000
Dividend income from listed investments	**1,314**	142
Interest income	**2,452**	199
Others	**748**	711
Total	**4,514**	1,052

4. Share of profits less losses of associates

Share of profits less losses of associates of HK$1,775,000 (2004: HK$3,096,000) for the period is stated after deducting share of taxation of HK$847,000 (2004: HK$1,042,000) attributable to associates.

5. Taxation

	For the six months ended 30 June 2005 HK$'000	2004 (Restated) HK$'000
Company and subsidiaries		
Hong Kong profits tax	**26,613**	27,088
Overseas taxation	**395**	271
Deferred taxation relating to the origination and reversal of temporary differences	**1,105**	(2,114)
	28,113	25,245
Share of taxation attributable to associates – as previously reported	–	1,042
Effect of adopting HKAS 1	–	(1,042)
As restated	–	–
Taxation charges	**28,113**	25,245

Hong Kong profits tax has been provided at a rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

6. Earnings per share

The calculation of basic and diluted earnings per share is based on the profit for the period attributable to shareholders of HK$112,311,000 (2004: HK$111,413,000) and 1,560,945,596 (2004: 1,560,945,596) shares in issue during the period.

7. Fixed assets

	Investment properties HK$'000	Leasehold building HK$'000	Other fixed assets HK$'000	Assets in progress HK$'000	Total HK$'000
Net book value at 1 January 2005					
– as previously reported	664,600	294,355	330,383	12,351	1,301,689
– effect of adopting HKAS 1	(664,600)	–	–	–	(664,600)
– effect of adopting HKAS 17	–	(34,649)	–	–	(34,649)
As restated	–	259,706	330,383	12,351	602,440
Additions	–	–	4,353	60,884	65,237
Revaluation	–	3,000	–	–	3,000
Depreciation	–	(3,357)	(34,323)	–	(37,680)
Reclassification (note 8)	–	(18,000)	–	–	(18,000)
Translation differences	–	–	(50)	–	(50)
Disposals	–	–	(44)	–	(44)
Transfer	–	–	12,549	(12,549)	–
Net book value at 30 June 2005	–	**241,349**	**312,868**	**60,686**	**614,903**
At 1 January 2005					
Cost or valuation	–	331,868	901,927	12,351	1,246,146
Accumulated depreciation	–	(72,162)	(571,544)	–	(643,706)
Net book value	–	259,706	330,383	12,351	602,440
At 30 June 2005					
Cost or valuation	–	308,868	917,728	60,686	1,287,282
Accumulated depreciation	–	(67,519)	(604,860)	–	(672,379)
Net book value	–	**241,349**	**312,868**	**60,686**	**614,903**
Analysis of cost and valuation as at 30 June 2005:					
At cost	–	299,673	917,728	60,686	1,278,087
At valuation – 1990	–	9,195	–	–	9,195
	–	308,868	917,728	60,686	1,287,282

8. Investment properties

	2005 HK$'000
At 1 January	
– as previously reported	–
– effect of adopting HKAS 1	664,600
– as restated	664,600
Reclassification (note 7)	18,000
At 30 June	682,600

9. Lease premium for land

	2005 HK$'000
Net book value at 1 January	
– as previously reported	–
– effect of adopting HKAS 17	34,649
– as restated	34,649
Amortisation	(508)
Net book value at 30 June	34,141

10. Accounts receivable

The Group allows an average credit period of 7 days to 90 days to its trade customers and an ageing analysis of trade receivables by due date is as follows:

	30 June 2005		31 December 2004	
	Balance HK$'000	**Percentage %**	Balance HK$'000	Percentage %
0 to 30 days	**149,134**	**72.9**	148,007	73.1
31 to 60 days	**37,462**	**18.3**	15,822	7.8
61 to 90 days	**12,208**	**6.0**	32,344	16.0
Over 90 days	**5,721**	**2.8**	6,338	3.1
Total	**204,525**	**100.0**	202,511	100.0
Less: Provision for bad and doubtful debts	**(6,355)**		(10,898)	
	198,170		191,613	

11. Accounts payable and accrued liabilities

The ageing analysis of trade payables is as follows:

	30 June 2005		31 December 2004	
	Balance	**Percentage**	Balance	Percentage
	HK$'000	**%**	HK$'000	%
0 to 30 days	**13,695**	**67.6**	25,327	76.8
31 to 60 days	**772**	**3.8**	1,986	6.0
61 to 90 days	**291**	**1.4**	377	1.1
Over 90 days	**5,516**	**27.2**	5,314	16.1
Total accounts payable	**20,274**	**100.0**	33,004	100.0
Accrued liabilities	**66,472**		83,705	
Total accounts payable and accrued liabilities	**86,746**		116,709	

12. Share capital

	30 June 2005 HK$'000	31 December 2004 HK$'000
Authorised:		
5,000,000,000 shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid:		
1,560,945,596 (2004: 1,560,945,596) shares of HK$0.10 each	**156,095**	156,095

13. Approval of the Interim Accounts

These interim accounts were approved by the Board of Directors on 13 September 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS

- Turnover $ 536.5 million
- Recurring operating profit $ 138.7 million
- Operating profit $ 141.3 million
- Net profit $ 112.3 million
- Earnings per share $ 0.072
- Dividend per share $ 0.05

OPERATING RESULTS OF THE GROUP

The profit attributable to shareholders for the first half of 2005 was $112 million. Earnings growth in the Newspaper and Magazine Divisions was offset by lower contributions from the Book Publishing, Video Film and Music Publishing Divisions. The interim results reflect the new Hong Kong Financial Reporting Standards.

Consolidated Profit and Loss Account

	For the six months ended 30 June		
(HK$ millions, except per share amounts)	**2005**	2004	% Change
Turnover	**536.5**	500.2	7
Staff costs	**(174.7)**	(169.1)	3
Production costs	**(80.1)**	(68.3)	17
Rental and utilities	**(15.7)**	(15.9)	(1)
Advertising and promotion	**(13.2)**	(8.3)	59
Other operating expenses	**(72.4)**	(63.9)	13
Operating costs before depreciation and amortisation	**(356.1)**	(325.5)	9
Depreciation and amortisation	**(41.7)**	(40.9)	2
Recurring operating profit	**138.7**	133.8	4
Other revenue	**2.1**	0.9	*
Gain on disposal of long-term investment shares	**0.7**	4.2	(83)
Loss on termination of a jointly controlled entity	–	(1.1)	(100)
Net finance charges	**(0.2)**	(0.5)	(60)
Operating profit from continuing operations	**141.3**	137.3	3
Operating loss from retailing	–	(0.8)	(100)
Taxation	**(28.1)**	(25.2)	12
Profits of associates and a jointly controlled entity	**1.8**	2.7	(33)
Minority interests	**(2.7)**	(2.6)	4
Profit attributable to shareholders	**112.3**	111.4	1
Earnings per share (HK cents)	**7.20**	7.14	1

* *Represents an increase or decrease in excess of 100%*

CONTRIBUTION BY BUSINESS SEGMENT

The Newspaper Division accounted for 84% of turnover and 94% of EBITDA and operating profit of the Group.

Contribution to Turnover

(HK$ millions)	For the six months ended 30 June **2005**	2004	% Change
Newspaper publishing	**451.3**	414.2	9
Magazine and book publishing	**65.7**	55.8	18
Investment properties	**7.7**	7.4	4
Video and film post-production	**10.1**	11.8	(14)
Music publishing	**1.7**	11.0	(85)
Revenue from continuing operations	**536.5**	500.2	7
Retailing	–	197.4	(100)
Total revenue	**536.5**	697.6	(23)

Contribution to EBITDA

(HK$ millions)	For the six months ended 30 June **2005**	2004	% Change
Newspaper publishing	**169.0**	155.4	9
Magazine and book publishing	**8.7**	6.2	40
Investment properties	**5.7**	5.0	14
Video and film post-production	**(3.4)**	0.1	*
Music publishing	**0.4**	8.1	(95)
Continuing operations	**180.4**	174.8	3
Retailing	–	0.8	(100)
Total	**180.4**	175.6	3
Continuing operations margin	**34%**	35%	

* *Represents an increase or decrease in excess of 100%*

Contribution to Operating Profit

(HK$ millions)	For the six months ended 30 June **2005**	2004	% Change
Newspaper publishing	**133.2**	122.6	9
Magazine and book publishing	**7.9**	4.0	98
Investment properties	**5.7**	5.0	14
Video and film post-production	**(5.9)**	(2.4)	*
Music publishing	**0.4**	8.1	(95)
Continuing operations	**141.3**	137.3	3
Retailing	–	(0.8)	(100)
Total	**141.3**	136.5	4
Continuing operations margin	**26%**	27%	

* *Represents an increase or decrease in excess of 100%*

FINANCIAL REVIEW BY BUSINESS

Publishing

(HK$ millions)	For the six months ended 30 June **2005**	2004	% Change
Revenues			
Newspaper publishing	**451.3**	414.2	9
Magazine and book publishing	**65.7**	55.8	18
Total	**517.0**	470.0	10
EBITDA	**177.7**	161.6	10
Operating profit	**141.1**	126.6	11

The Newspaper Division reported a profit of $108.5 million in the first half compared with $95.8 million in the same period last year. Revenues grew 9% on satisfactory growth in ad revenues. Operating costs and expenses rose 9%. Staff costs were higher as a result of an increase in headcount. Production costs rose 20% driven by a 21% increase in average newsprint cost from US$452 to US$545 per metric ton. Newsprint consumption increased by 3% as a result of higher advertising volume, which was partly offset by production efficiencies. Advertising and promotion increased 160% because spending last year was skewed towards the second half. Operating margin was maintained at 30%.

Circulation of the *South China Morning Post* and *Sunday Morning Post* grew 3% based on unaudited figures for the first half of 2005. A decline in retail sales was offset by gains in other sales channels.


South China Morning Post
Circulation
120,000
100,000
80,000
60,000
40,000
20,000
0
92,271
96,389
100,004
101,782
103,000
1H
2H
1H
2H
1H
2003
2004
2005
Sunday Morning Post
Circulation
120,000
100,000
80,000
60,000
40,000
20,000
0
74,829
75,896
78,362
82,208
80,900
1H
2H
1H
2H
1H
2003
2004
2005

Note: Audited except 1H 2005

Display revenue increased 13% compared with an 11% increase in gross newspaper ad spend in Hong Kong. Advertising for overseas properties, fashion, watches and jewelry, airlines and telecommunications recorded the strongest growth.

Ad yield rose 11% as a result of an increase in color ad volume, rate increases in certain specified positions and new executions such as double page spreads and cover wraps in *Post Magazine*. The outlook for the rest of the year is positive, especially for luxury goods.

Classified revenues continued to grow in 2005 although at a more modest pace after a strong rebound in 2004.

Recruitment ad revenues increased 14%. Yield and volume were up 1% and 12%, respectively for *Classified Post*. Yield and volume were up 10% and 3%, respectively for *Jiu Jik*. The number of advertised positions increased in all sectors except IT, Engineering, Sales and Marketing. We produced nine recruitment supplements compared with four over the same period last year to take advantage of the buoyant market.

The outlook for recruitment advertising is favorable. The unemployment rate remains low at 5.7% and a recent market survey indicated many companies plan to increase staffing in the second half of the year. Staff turnover is expected to remain high as economic growth creates better job opportunities and increases staff turnover.

Business notices revenue dropped slightly as a result of a slowdown in IPOs when compared with last year. The Hong Kong Stock Exchange announced recently that it plans to abolish the rule requiring listed companies to publish results and other announcements in newspapers by the end of next year. According to the proposal, only summary announcements will be required by April 2006 as part of a transition. Results announcements accounted for 4% of total newspaper revenue and 5% of total ad revenue in the first half of 2005.

Plans to abolish the requirement had been known to the market since 2000. Although the Company has been preparing for this change, the impact remains uncertain. For the large and mid-cap companies comprising most of the advertisers in SCMP, corporate governance, transparency and good investor relations are other considerations for publishing announcements in newspapers.

SCMP.com revenue increased 14% driven by growth in subscription and syndication fees. The site has 17,529 active subscribers as of 30 June 2005. Online advertising revenue fell 14% as a greater slice of advertising budgets was allocated to print and outdoor advertising with higher awareness. Syndication and licensing revenue exceeded expectations due to new 3G syndication agreements.

The installation of the new presses is proceeding as planned and within budget. The presses will be commissioned in October and fully operational by November 2005.

The Magazine Division doubled its operating profit to $7.4 million. The growth in profits was largely driven by improved results in the Hearst titles. Advertising expenditure increased across almost all categories as companies expanded their businesses and launched more new products on the back of strong sales and improving consumer confidence. The outlook for the rest of the year remains positive.

Investment Properties

	For the six months ended 30 June		
(HK$ millions)	**2005**	2004	% Change
Turnover	**7.7**	7.4	4
EBITDA	**5.7**	5.0	14
Operating profit	**5.7**	5.0	14

Operating profit from investment properties rose 14% to $5.7 million. Rental income was higher than in 2004 due to a new lease on the Leighton Road property and the renewal of another lease at a slightly higher rent.

Video and Film Post-Production

(HK$ millions)	For the six months ended 30 June **2005**	2004	% Change
Turnover	**10.1**	11.8	(14)
EBITDA	**(3.4)**	0.1	*
Operating loss	**(5.9)**	(2.4)	*

* *Represents an increase or decrease in excess of 100%*

The Video Film Division recorded an operating loss of $5.9 million compared with $2.4 million for the same period last year. The Hong Kong operations experienced a slowdown in origination business and fierce competition in film transfer and post production as a result of a slump in the local film industry. Business prospects in the second half have improved with several origination projects in the pipeline.

The Guangzhou operations had a slow start to the year. Being a relative newcomer in the industry, the company had to market its services more aggressively to build a client base.

Music Publishing

(HK$ millions)	For the six months ended 30 June **2005**	2004	% Change
Turnover	**1.7**	11.0	(85)
EBITDA	**0.4**	8.1	(95)
Operating profit	**0.4**	8.1	(95)

Capital Artists reported an operating profit of $0.4 million. Revenues were generated from licensing deals for the use of songs in radio and TV programs, advertisements and concerts as well as sales of seven new albums released in high quality formats.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Group's financial position as at 30 June 2005 and 31 December 2004 were as follows:

(HK$ millions)	**2005**	2004	% Change
Cash and bank balances	**281.7**	363.1	(22)
Bank overdraft	**6.6**	2.4	*
Bank loan – current portion	**231.9**	230.0	1
– non-current portion	**17.0**	17.0	–
Shareholders' funds	**1,651.0**	1,684.9	(2)

* *Represents an increase in excess of 100%*

As at 30 June 2005, the Group had total borrowings of $255.5 million. Of this amount, $230 million and $17 million were unsecured Hong Kong dollar term loans at floating interest rates payable within one year and five years, respectively. The remaining balances consist of a $1.9 million short-term revolving bank loan denominated in renminbi and a $6.6 million bank overdraft payable within one year. The Group has no significant exposure to foreign exchange fluctuations.

As at 30 June 2005, the Group had no gearing (after deducting bank balances and deposits).

The ratio of current assets to current liabilities was 1.4 times as at 30 June 2005 compared with 1.6 times as at 31 December 2004.

The Group expects its beginning cash balance, cash generated from operations and funds available from external sources to be adequate to meet its working capital requirements, repay bank loans, finance planned capital expenditures and pay dividends in 2005.

Operating Activities

The primary source of the Group's liquidity is cash flow from operating activities, mainly newspaper publishing. Net cash provided by operating activities for the six months ended 30 June 2005 was $146.4 million compared with $143.4 million for the same period last year.

Investment Activities

Net cash outflow from investing activities for the six months ended 30 June 2005 was $77.9 million. Cash was used for capital expenditures and to set aside Euro deposits to pay for the new printing presses. Cash outflows were partially offset by dividends received and sale proceeds from investments.

Capital expenditures were $56.9 million, of which $49.9 million was invested in new printing presses. The new presses will be commissioned in October 2005. These new presses will replace four old units that have been in use for 18 years and are near the end of their useful lives. The estimated cost of the new presses is $94.5 million, of which $9.0 million was paid in 2004 and $49.9 million was paid in the first six months of 2005. The balance of $35.6 million will be paid in the second half of 2005.

Financing Activities

Net cash outflow from financing activities of $154.2 million was used mainly to pay the final dividend for 2004.

OUTLOOK

We are making good progress towards our performance goals for 2005. The Newspaper and Magazine Divisions performed well due to favorable business conditions and strong brand franchises. The investment properties are contributing a steady stream of income. The Music Publishing Division performed reasonably well, considering it is extracting value from an existing music library with no new recordings. The Video Film Division suffered greater than expected losses as it faced difficult market conditions in Hong Kong and as it builds its presence in Guangzhou. Developing this business remains work in progress.

The economic outlook is positive. The second half is likely to see a pick-up in advertising demand driven by continued consumer spending and low unemployment levels. We are well-placed to benefit from this good economic environment.

STAFF

As at 30 June 2005, the Group had 1,027 employees compared with 1,035 as at 31 December 2004. Salaries of employees are maintained at competitive levels while bonuses are granted on a discretionary basis based on individual and business performance. Other employee benefits include provident fund, medical insurance and a share option scheme.

INTERIM DIVIDEND

The Directors have declared an interim dividend of $0.05 per share, amounting to HK$78,047,000, payable to shareholders whose names appear on the Register of Members of the Company on Friday, 7 October 2005 and payable on Thursday, 13 October 2005.

BOOK CLOSURE

The Register of Members of the Company will be closed from Tuesday, 4 October 2005 to Friday, 7 October 2005, both days inclusive. All transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Monday, 3 October 2005 so as to qualify for the interim dividend.

DIRECTORS

The following persons were Directors of the Company as at the date of this report:

Executive Directors
Mr. Kuok Khoon Ean — Chairman
Ms. Kuok Hui Kwong

Non-executive Directors
Mr. Roberto V. Ongpin — Deputy Chairman
Tan Sri Dr. Khoo Kay Peng
Mr. Robert Ng Chee Siong

Independent Non-executive Directors
Mr. Ronald J. Arculli
Mr. Peter Lee Ting Chang
Dr. The Hon. Sir David Li Kwok Po

DIRECTORS' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2005, the Directors of the Company had the following interests or short positions in shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code"):

	Ordinary shares of the Company		
Name of Director	**Capacity/ Nature of interest**	**Number of shares held**	**Approximate % of issued share capital***
Mr. Kuok Khoon Ean (Note 1)	Corporate	340,000	0.022%
Tan Sri Dr. Khoo Kay Peng (Note 2)	Corporate	87,119,145	5.581%
Dr. The Hon. Sir David Li Kwok Po	Personal	4,778,000	0.306%

Notes:

1. The interests in the 340,000 shares are in respect of deemed corporate interests held by Mr. Kuok Khoon Ean through Allerlon Limited, which is wholly owned by Mr. Kuok and his spouse.

2. The interests in the 87,119,145 shares are in respect of deemed corporate interests held by Tan Sri Dr. Khoo Kay Peng through (i) MUI Media Ltd. as to 70,969,145 shares and (ii) Bonham Industries Limited as to 16,150,000 shares. As at 30 June 2005, Dr. Khoo was deemed to have an interest in approximately 32.31% of the issued capital of Pan Malaysian Industries Berhad which in turn holds approximately 46.56% of the issued capital of Malayan United Industries Berhad ("MUI Berhad"). MUI Media Ltd. is wholly owned by MUI Berhad. As at 30 June 2005, Dr. Khoo held 99.9% of the entire issued capital of Bonham Industries Limited.

* *Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 30 June 2005.*

All the interests stated above represent long positions in the shares of the Company.

Save as stated above, none of the Directors (including their spouses and children under 18 years of age) had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations during the six months ended 30 June 2005. At no time during the six months ended 30 June 2005 was the Company or any of its subsidiaries a party to any arrangement to enable the Directors to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

Apart from the aforesaid, as at 30 June 2005, none of the Directors of the Company had any interest or short position in any shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

As at 30 June 2005, the following persons (other than Directors of the Company) had interests or short positions in the shares and underlying shares of the Company representing 5% or more of the voting power at any general meeting of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name	Capacity/ Nature of interest	Number of ordinary share held	Approximate % of issued share capital*
Kerry Media Limited (Note 1)	Beneficial owner	524,730,000	33.62%
Kerry 1989 (C.I.) Limited (Note 2)	Interest of controlled corporations	525,036,000	33.64%
Kerry Holdings Limited (Notes 3 & 4)	Interest of controlled corporations	594,576,000	38.09%
Kerry Group Limited (Note 4)	Interest of controlled corporations	594,576,000	38.09%
Silchester International Investors Limited (Notes 5 & 6)	Investment manager	203,005,000	13.01%
Sprucegrove Investment Management Ltd. (Notes 5 & 7)	Investment manager	104,918,000	6.72%

Notes:

1. The interests in the 524,730,000 shares held by Kerry Media Limited are duplicated in the respective interests reported above for Kerry 1989 (C.I.) Limited, Kerry Holdings Limited and Kerry Group Limited.

2. The interests in the 525,036,000 shares held by Kerry 1989 (C.I.) Limited are duplicated in the respective interests reported above for Kerry Holdings Limited and Kerry Group Limited.

3. The interests in the 594,576,000 shares held by Kerry Holdings Limited are duplicated in the interests reported above for Kerry Group Limited.

4. The Company has been notified informally that as at 30 June 2005, Kerry Group Limited and Kerry Holdings Limited were interested in 596,068,000 shares (representing approximately 38.19% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.

5. Investment manager acting on behalf of clients and not connected with the Company.

6. Silchester International Investors Limited has informally notified the Company that as at 30 June 2005, it held 205,523,000 shares (representing approximately 13.17% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.

7. Sprucegrove Investment Management Ltd. has informally notified the Company that as at 30 June 2005, it held 100,937,000 shares (representing approximately 6.47% of the Company's issued share capital) and this decrease in shareholding was not required to be disclosed under Part XV of the SFO.

* *Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 30 June 2005.*

All the interests stated above represent long positions in the shares of the Company.

Save as stated above, as at 30 June 2005, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept under Section 336 of the SFO.

SHARE OPTION SCHEME

The Company has a share option scheme (the "Scheme") which was approved by shareholders on 27 October 1997. The Scheme was amended with shareholders' approval on 6 November 2000 and further amended at the annual general meeting held on 29 May 2002 in conformity with the amended Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Under the Scheme, the Board of Directors of the Company may grant options to subscribe for shares of the Company to any full-time employee or Executive Director of the Company or any of its subsidiaries.

No share option was granted under the Scheme during the six months ended 30 June 2005 (the "Period").

The outstanding shares in respect of options granted under the Scheme as at 30 June 2005 are summarised below:

	Number of shares in respect of options granted
Outstanding at 1 January 2005	8,326,000
Granted during the Period	–
Exercised during the Period	–
Cancelled during the Period	–
Lapsed during the Period	(553,000)
Outstanding at 30 June 2005	7,773,000

Details of the movements during the six months ended 30 June 2005 in the share options granted under the Scheme are as follows:

(i) Options granted to Directors

None of the Directors of the Company has any outstanding share options or has any options exercised, cancelled or lapsed during the six months ended 30 June 2005.

(ii) Options granted to employees

Date of grant	Exercise period	Exercise price/share HK$	Number of shares involved in the options				
			Outstanding at 01/01/2005	Granted during the Period	Exercised during the Period	Lapsed during the Period	Outstanding at 30/06/2005
02/08/1999	02/08/2000-27/10/2007	5.00	1,092,500	–	–	–	1,092,500
11/01/2000	11/01/2001-27/10/2007	5.51	983,500	–	–	(43,000)	940,500
20/04/2000	20/04/2001-27/10/2007	6.05	3,430,000	–	–	(110,000)	3,320,000
28/06/2001	28/06/2002-27/10/2007	4.95	720,000	–	–	(200,000)	520,000
23/09/2003	23/09/2004-27/10/2007	3.90	2,100,000	–	–	(200,000)	1,900,000
Total			8,326,000	–	–	(553,000)	7,773,000

Valuation of share options has not been presented as the exercise prices of all the share options which were vested as at 30 June 2005 were above the market price of the shares of the Company as at 30 June 2005.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the six months ended 30 June 2005.

CORPORATE GOVERNANCE

The Board of Directors and Management are committed to upholding the Group's obligations to shareholders. Over the years, the Group has adopted sound corporate governance practices to ensure it adheres to the highest ethical and business standards.

The corporate governance principles adopted by the Group during the six months ended 30 June 2005 are in line with the corporate governance statement set out in the Company's 2004 Annual Report. The terms of reference of the Audit Committee and the Remuneration Committee were modified in April 2005 to incorporate certain provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules (the "Code"). At the Company's annual general meeting held in May 2005, shareholders approved the amendments to the Company's Bye-laws for adherence to the Code provisions concerning specific term of appointment of non-executive directors and poll voting at general meetings of shareholders. Other than as stated below, the Company has complied with all the Code Provisions of the Code and, insofar as relevant and practicable, the Recommended Best Practices.

The Executive Chairman of the Company oversees the management of the Board and the Group's business with the assistance of the Group's senior management team. After careful consideration of the Code Provision concerning distinction of the roles and responsibilities of chairman and chief executive, the Board was of the view that the current management structure has been effective in facilitating the operation and development of the Group and its business for a considerable period of time and that the necessary checks and balances consistent with sound corporate governance practices are in place. The Board will review the management structure from time to time to ensure it continues to meet these objectives.

CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Listing Rules as the code for securities transactions by Directors of the Company. All Directors of the Company have confirmed their compliance with the required standard set out in the Model Code during the period from 1 January 2005 to 30 June 2005.

AUDIT COMMITTEE

The Company established an Audit Committee in 1998 with written terms of reference. The Audit Committee currently comprises three Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang, Mr. Ronald J. Arculli and Sir David Li Kwok Po. Two meetings were held by the Audit Committee in the first six months of 2005. The Audit Committee has reviewed the Group's unaudited interim results for the six months ended 30 June 2005.

REMUNERATION COMMITTEE

The Company established a Remuneration Committee in 2000 with written terms of reference. The Remuneration Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and Mr. Ronald J. Arculli and the Executive Chairman, Mr. Kuok Khoon Ean.

NOMINATION COMMITTEE

The Company established a Nomination Committee in April 2005 with written terms of reference. The Nomination Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and Mr. Ronald J. Arculli and the Executive Chairman, Mr. Kuok Khoon Ean.

On Behalf of the Board
KUOK Khoon Ean
Chairman

Hong Kong, 13 September 2005

本公司執行主席在本集團高級管理層協助下監督董事會之管理及本集團之業務。經審慎考慮有關主席及行政總裁職責分工之守則條文後，董事會認為現行管理架構在過往一直有效地推動本集團及其業務之營運及發展，並已建立符合完善企業管治常規所需之審查及制衡機制。董事會將不時檢討管理架構以確保其持續達致有關目標。

董事進行證券交易之標準守則

本公司董事會已採納上市規則附錄十所載《上市發行人董事進行證券交易的標準守則》(「標準守則」)作為本公司董事進行證券交易之守則。本公司全體董事確認彼等於二零零五年一月一日至二零零五年六月三十日之期間內已遵守標準守則所規定之準則。

審核委員會

本公司於一九九八年成立審核委員會，訂有書面職權範圍。審核委員會現時成員包括三位獨立非執行董事利定昌先生、夏佳理先生及李國寶爵士。二零零五年首六個月內，審核委員會舉行了兩次會議。審核委員會已審閱本集團截至二零零五年六月三十日止六個月之未經審核中期業績。

薪酬委員會

本公司於二零零零年成立薪酬委員會，訂有書面職權範圍，現時成員包括兩位獨立非執行董事利定昌先生及夏佳理先生，以及本公司執行主席郭孔演先生。

提名委員會

本公司於二零零五年四月成立提名委員會，訂有書面職權範圍，現時成員包括兩位獨立非執行董事利定昌先生及夏佳理先生，以及本公司執行主席郭孔演先生。

代表董事會
主席
郭孔演

香港，二零零五年九月十三日

(ii)授予僱員之購股權

			購股權之股份數目				
授出日期	行使期	每股行使價 港元	於二零零五年 一月一日 尚未行使	於本期間 授出	於本期間 行使	於本期間 失效	於二零零五年 六月三十日 尚未行使
02/08/1999	02/08/2000-27/10/2007	5.00	1,092,500	–	–	–	1,092,500
11/01/2000	11/01/2001-27/10/2007	5.51	983,500	–	–	(43,000)	940,500
20/04/2000	20/04/2001-27/10/2007	6.05	3,430,000	–	–	(110,000)	3,320,000
28/06/2001	28/06/2002-27/10/2007	4.95	720,000	–	–	(200,000)	520,000
23/09/2003	23/09/2004-27/10/2007	3.90	2,100,000	–	–	(200,000)	1,900,000
總計			8,326,000	–	–	(553,000)	7,773,000

鑑於在二零零五年六月三十日所有授出之購股權之行使價均較本公司股份於二零零五年六月三十日之市價為高，故本公司並無對購股權之價值作出評估。

購買、出售或贖回本公司股份

截至二零零五年六月三十日止六個月期間，本公司或其任何附屬公司均無購買、出售或贖回本公司任何股份。

公司管治

董事會及管理層一直致力積極履行對股東之責任。經過多年發展，本集團已採納了完善之公司管治常規，確保集團緊守道德操守，並嚴格遵守最高之業內標準。

本集團於截至二零零五年六月三十日止六個月期間採納之公司管治準則，與本公司二零零四年年報所載之公司管治聲明一致。審核委員會及薪酬委員會之職權範圍已於二零零五年四月作出修訂，以加入上市規則附錄十四所載之企業管治常規守則(「守則」)之若干條文。於二零零五年五月舉行之本公司股東週年大會上，股東通過修訂本公司之公司細則，以符合守則內有關非執行董事之特定任期及於股東大會上以投票方式表決之條文。除下述者外，本公司已符合守則內之所有守則條文及(在適用及可行情況下)建議最佳常規。

上述所有權益均為本公司股份中之好倉。

除上文所述者外，於二零零五年六月三十日，本公司並未獲知會任何人士於本公司之股份及相關股份中擁有任何權益或淡倉，而已經載入根據證券及期貨條例第336條須備存之登記冊。

購股權計劃

本公司之購股權計劃(「該計劃」)於一九九七年十月二十七日為股東採納，該計劃於二零零零年十一月六日獲股東通過作出修訂，並於二零零二年五月二十九日舉行之股東週年大會上再作修訂，以符合經修訂之香港聯合交易所有限公司證券上市規則(「上市規則」)第十七章。根據該計劃，本公司董事會可授予任何本公司或其任何附屬公司之全職僱員或執行董事購股權以認購本公司之股份。

截至二零零五年六月三十日止六個月期間(「本期間」)，並無根據該計劃授出任何購股權。

於二零零五年六月三十日，該計劃項下尚未行使之購股權所涉及之股份摘要如下：

	授出購股權之股份數目
於二零零五年一月一日尚未行使	8,326,000
於本期間授出	–
於本期間行使	–
於本期間註銷	–
於本期間失效	(553,000)
於二零零五年六月三十日尚未行使	7,773,000

根據該計劃已授出之購股權於截至二零零五年六月三十日止六個月之變動細節如下：

(i) 授予董事之購股權

截至二零零五年六月三十日止六個月期間，本公司董事並沒有任何未行使之購股權，或已行使、注銷或失效之購股權。

除上述者外，於二零零五年六月三十日止六個月內，概無董事（包括其配偶及十八歲以下之子女）獲本公司授予或行使任何權利認購本公司或其任何相聯法團之股份或債權證。於截至二零零五年六月三十日止六個月內任何時間，本公司或其任何附屬公司均無參與任何安排，促使本公司董事透過認購本公司或任何其他法團之股份或債權證而獲得利益。

除上文所述者外，於二零零五年六月三十日，根據證券及期貨條例第352條須備存之登記冊所示，或根據標準守則另行知會本公司及聯交所，本公司董事概無於本公司或其任何相聯法團（定義見證券及期貨條例）之股份、相關股份及債權證中擁有權益或淡倉。

於股本之主要權益

於二零零五年六月三十日，根據證券及期貨條例第336條須備存之登記冊所示，下列人士（並非本公司董事）於本公司之股份及相關股份中擁有相等於本公司任何股東大會上投票權5%或以上之權益或淡倉：

股東名稱	身份/權益性質	持有普通股股數	約佔已發行股本百分比*
Kerry Media Limited（附註1）	實益擁有人	524,730,000	33.62%
Kerry 1989 (C.I.) Limited（附註2）	受控制法團權益	525,036,000	33.64%
Kerry Holdings Limited（附註3及4）	受控制法團權益	594,576,000	38.09%
Kerry Group Limited（附註4）	受控制法團權益	594,576,000	38.09%
Silchester International Investors Limited（附註5及6）	投資經理	203,005,000	13.01%
Sprucegrove Investment Management Ltd.（附註5及7）	投資經理	104,918,000	6.72%

附註：

1. Kerry Media Limited所持有之524,730,000股股份權益，與上文所述Kerry 1989 (C.I.) Limited、Kerry Holdings Limited及Kerry Group Limited各自之權益重複。

2. Kerry 1989 (C.I.) Limited所持有之525,036,000股股份權益，與上文所述Kerry Holdings Limited及Kerry Group Limited各自之權益重複。

3. Kerry Holdings Limited所持有之594,576,000股股份權益，與上文所述Kerry Group Limited之權益重複。

4. 本公司獲非正式通知：於二零零五年六月三十日，Kerry Group Limited及Kerry Holdings Limited於本公司596,068,000股股份擁有權益，佔本公司已發行股本約38.19%，而增持該等股份毋須根據證券及期貨條例第XV部作出披露。

5. 代表客戶行事之投資經理，與本公司並無關連。

6. Silchester International Investors Limited已非正式通知本公司，於二零零五年六月三十日，彼持有本公司205,523,000股股份，佔本公司已發行股本約13.17%，而增持該等股份毋須根據證券及期貨條例第XV部作出披露。

7. Sprucegrove Investment Management Ltd.已非正式通知本公司，於二零零五年六月三十日，彼持有本公司100,937,000 股股份，佔本公司已發行股本約6.47%，而減持該等股份毋須根據證券及期貨條例第XV部作出披露。

* *約佔百分比按本公司於二零零五年六月三十日之已發行普通股1,560,945,596股計算。*

暫停股票過戶登記

本公司將由二零零五年十月四日(星期二)至二零零五年十月七日(星期五),包括首尾兩天,暫停辦理股票過戶登記手續。為確保合符資格收取中期股息,所有股份過戶文件連同有關股票,必須於二零零五年十月三日(星期一)下午四時前送達香港皇后大道東183號合和中心17樓1712-1716室本公司香港股票過戶分處香港中央證券登記有限公司,辦理過戶登記手續。

董事

於本報告日期,本公司之董事如下:

執行董事
郭孔演先生　主席
郭惠光女士

非執行董事
Roberto V. Ongpin先生　副主席
邱繼炳博士
黃志祥先生

獨立非執行董事
夏佳理先生
利定昌先生
李國寶爵士

董事於股份、相關股份及債權證之權益

於二零零五年六月三十日,根據證券及期貨條例第352條須備存之登記冊所示,或根據上市公司董事進行證券交易標準守則(「標準守則」)另行知會本公司及香港聯合交易所有限公司(「聯交所」),本公司董事於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債權證中擁有之權益或淡倉如下:

	本公司之普通股		
董事姓名	**身份/權益性質**	**持有股數**	**約佔已發行股本百分比***
郭孔演先生(附註1)	公司	340,000	0.022%
邱繼炳博士(附註2)	公司	87,119,145	5.581%
李國寶爵士	個人	4,778,000	0.306%

附註:

1. 該340,000股股份之權益被視作由郭孔演先生透過Allerlon Limited而持有之公司權益,Allerlon Limited由郭先生及其配偶全資擁有。

2. 該87,119,145股股份之權益被視作由邱繼炳博士透過下述公司而持有之公司權益,(i)MUI Media Ltd.佔70,969,145股股份及(ii)Bonham Industries Limited佔16,150,000股股份。於二零零五年六月三十日,邱博士被視作持有Pan Malaysian Industries Berhad已發行股本約32.31%權益,而Pan Malaysian Industries Berhad則持有Malayan United Industries Berhad(「MUI Berhad」)已發行股本約46.56%權益。MUI Media Ltd.由MUI Berhad全資擁有。於二零零五年六月三十日,邱博士擁有99.9% Bonham Industries Limited之全部已發行股本。

* *約佔百分比按本公司於二零零五年六月三十日之已發行普通股1,560,945,596股計算。*

上述所有權益均為本公司股份中之好倉。

於二零零五年六月三十日，扣除銀行結餘及存款後，本集團並無淨負債。

於二零零五年六月三十日，流動資產對流動負債比率為1.4倍，而於二零零四年十二月三十一日則為1.6倍。

於二零零五年，本集團預期期初之現金結餘、經營產生之現金及外部資源所得資金足以應付營運資金需求、償還銀行貸款、計劃之資本開支及派付股息。

經營業務

本集團之流動資金來源主要來自報章出版。截至二零零五年六月三十日止六個月，經營業務提供之現金淨額為146.4百萬港元，而去年同期則為143.4百萬港元。

投資活動

截至二零零五年六月三十日止六個月，投資活動之現金流出淨額為77.9百萬港元。現金已用於資本開支及預留兌換為歐元存款以支付新印刷機組款項。現金流出款項部分被已收取之股息及出售投資所得款項所抵銷。

資本開支為56.9百萬港元，其中49.9百萬港元投資於新印刷機組。新印刷機組將於二零零五年十月開始運作，將取替四台已使用十八年而可用年期快將完結之舊機。新印刷機組之估計成本為94.5百萬港元，其中9.0百萬港元已於二零零四年支付，49.9百萬港元已於二零零五年首六個月支付，餘下35.6百萬港元將於二零零五年下半年支付。

融資活動

融資活動所用現金流出淨額為154.2百萬港元，主要用於派付二零零四年度末期股息。

展望

本集團在實現二零零五年工作目標中取得良好進展。報章及雜誌出版部因有利之經營條件及優越之品牌專利而表現理想。投資物業提供穩定之收入來源。至於音樂出版部，鑒於該部門並無錄製新唱片，乃從現有音樂庫爭取收益，因此該部門之表現亦算不俗。錄像及影片部之虧損超出預期，因其面對香港艱難之市場條件及需在廣州建立據點，此業務有待進一步發展。

經濟前景樂觀。受消費開支持續及低失業率所帶動，廣告需求於下半年預期回升。本集團已準備就緒，以受惠於此良好之經濟環境。

僱員

於二零零五年六月三十日，本集團僱用1,027名員工，而二零零四年十二月三十一日則僱用1,035名員工。員工之薪酬保持在具競爭力之水平，同時根據業績及員工個別之工作表現授予花紅。其他僱員福利包括公積金、醫療保險及購股權計劃。

中期股息

董事宣佈派發中期股息每股0.05港元，合共78,047,000港元，給予二零零五年十月七日(星期五)名列本公司股東名冊之股東。該股息將於二零零五年十月十三日(星期四)派發。

錄像及影片後期製作

(百萬港元)	截至六月三十日止六個月 **二零零五年**	二零零四年	變動百分比
營業額	**10.1**	11.8	(14)
未計利息、税項、折舊及攤銷之盈利	**(3.4)**	0.1	*
經營虧損	**(5.9)**	(2.4)	*

* *表示增加或減少超過100%*

錄像及影片部錄得經營虧損5.9百萬港元，而去年同期為2.4百萬港元。由於本地電影業蕭條，香港業務受到原裝錄製業務放緩影響，及轉錄影片和後期製作面對激烈競爭。下半年之業務前景已因正籌備製作多個原裝錄製項目，而有所改善。

廣州業務於本年度徐徐展開，作為該行業在內地之新經營者，本公司須加倍積極推廣業務以建立客戶基礎。

音樂出版

(百萬港元)	截至六月三十日止六個月 **二零零五年**	二零零四年	變動百分比
營業額	**1.7**	11.0	(85)
未計利息、税項、折舊及攤銷之盈利	**0.4**	8.1	(95)
經營盈利	**0.4**	8.1	(95)

華星唱片出版錄得經營盈利0.4百萬港元。收入來源為電台及電視節目、廣告及音樂會上播放歌曲之版權收益，以及銷售七套高質素重錄之新唱片專輯。

流動資金及資本來源

概覽

本集團於二零零五年六月三十日及二零零四年十二月三十一日之財務狀況如下：

(百萬港元)	**二零零五年**	二零零四年	變動百分比
現金及銀行結餘	**281.7**	363.1	(22)
銀行透支	**6.6**	2.4	*
銀行貸款－現期部分	**231.9**	230.0	1
－非現期部分	**17.0**	17.0	–
股東資金	**1,651.0**	1,684.9	(2)

* *表示增加超過100%*

於二零零五年六月三十日，本公司之借貸總額為255.5百萬港元，其中230百萬港元及17百萬港元為無抵押有期港元浮息貸款，分別須於一年及五年內償還。餘額包括1.9百萬港元之人民幣短期循環銀行貸款及須於一年內償還之6.6百萬港元銀行透支。本集團並無重大外匯折算波動風險。

招聘廣告收益增加14%。《*Classified Post*》之收益率及廣告數量分別上升1%及12%。《*招職*》之收益率及廣告數量分別上升10%及3%。除資訊科技、工程、銷售及市場推廣外，其他所有行業之廣告數量均錄得增長。乘著市場蓬勃之利，本集團製作了九份招聘增刊，而去年同期則為四份。

招聘廣告之前景樂觀。失業率保持在5.7%之較低水平。近期一項市場調查顯示，許多公司計劃於下半年增聘人手。由於經濟增長營造較好之就業機會並增加員工流動率，故預期員工流動率將會保持較高水平。

首次公開招股活動放緩，商業通告收益因而較去年輕微減少。香港聯合交易所近期公佈，其計劃於明年年底取消要求上市公司在報章刊登業績及其他公佈之規定。根據該建議，作為過渡安排，上市公司於二零零六年四月起將僅須刊登公佈概要。於二零零五年上半年，業績公佈佔報章出版總收益之4%及廣告總收益之5%。

市場早於二零零零年已知悉取消該規定之計劃。儘管本公司已為該變動作出準備，其影響仍未能確定。就大型及中型公司（其中大部分為《*南華早報*》之廣告客戶）而言，企業管治、透明度及良好投資者關係乃在報章刊登公佈之其他考慮因素。

SCMP.com之收益因受訂閱費及資料轉載費上升所帶動而增加14%。於二零零五年六月三十日，該網站有17,529名訂閱客戶。由於大部分之廣告預算分配至認知性較高之印刷及戶外廣告上，故網上廣告收益下降14%。資料轉載及版權之收益較預期理想，此乃因新簽訂第三代流動通訊資料轉載協議所致。

新印刷機組之安裝正如期及按預算進行。該印刷機組將於十月投入使用，並於二零零五年十一月全面運作。

雜誌出版部之經營盈利倍增至7.4百萬港元。盈利增長主要因Hearst之雜誌刊物的業績持續理想所帶動。因應銷售強勁及消費信心改善，各公司均擴展業務及推出更多新產品，因此差不多各類產品之廣告開支均增加。本年度餘下期間之前景仍然樂觀。

投資物業

（百萬港元）	**截至六月三十日止六個月** **二零零五年**	二零零四年	變動百分比
營業額	**7.7**	7.4	4
未計利息、稅項、折舊及攤銷之盈利	**5.7**	5.0	14
經營盈利	**5.7**	5.0	14

投資物業之經營盈利上升14%至5.7百萬港元。由於禮頓道物業之新租約及另一項租約以較佳之租金續約，租金收入較二零零四年有所提高。

業務分部之財務回顧

出版

(百萬港元)	截至六月三十日止六個月 二零零五年	二零零四年	變動百分比
收益			
報章出版	**451.3**	414.2	9
雜誌及書籍出版	**65.7**	55.8	18
總計	**517.0**	470.0	10
未計利息、稅項、折舊及攤銷之盈利	**177.7**	161.6	10
經營盈利	**141.1**	126.6	11

報章出版業務於上半年錄得108.5百萬港元盈利，而去年同期則為95.8百萬港元。因廣告收益增幅理想，收益上升9%。經營成本及開支上升9%。員工成本因僱員人數增加而上升。生產成本增加20%，此乃由於新聞紙平均成本上升21%，由每公噸452美元增加至545美元。由於廣告量增加，新聞紙消耗量隨之上升3%，但部分已因生產效率提高而有所抵銷。廣告及宣傳開支增加160%，此乃因去年之開支集中於下半年度所致。經營毛利保持在30%之水平。

按二零零五年上半年之未經審核數字，*《南華早報》*及*《星期日南華早報》*之發行量增加3%。報攤銷量下降但被其他銷售渠道上升所抵銷。


南華早報
120,000
100,000
80,000
60,000
40,000
20,000
0
發行量
92,271
96,389
100,004
101,782
103,000
上半年
下半年
上半年
下半年
上半年
2003
2004
2005
星期日南華早報
120,000
100,000
80,000
60,000
40,000
20,000
0
發行量
74,829
75,896
78,362
82,208
80,900
上半年
下半年
上半年
下半年
上半年
2003
2004
2005

註：經審核，二零零五年上半年除外。

商業廣告收益上升13%，而香港報章廣告開支總額則上升11%。當中海外物業、時裝、手錶和珠寶、航空及電訊業之廣告錄得強勁增長。

廣告收益率上升11%，此乃由於彩色廣告量增加、若干特定版面之收費率上調及在*《Post Magazine》*推出雙面拉頁及封面包裝等新廣告服務。本年度餘下期間之前景樂觀，尤以高消費產品為然。

分類廣告收益於二零零五年持續增長，雖然經過二零零四年強勁反彈後其增長步伐較為溫和。

業務分部之貢獻

報章出版業務佔本集團營業額84%，未計利息、稅項、折舊及攤銷之盈利及經營盈利94%。

對營業額之貢獻

(百萬港元)	截至六月三十日止六個月 二零零五年	 二零零四年	變動百分比
報章出版	**451.3**	414.2	9
雜誌及書籍出版	**65.7**	55.8	18
投資物業	**7.7**	7.4	4
錄像及影片後期製作	**10.1**	11.8	(14)
音樂出版	**1.7**	11.0	(85)
持續業務之收益	**536.5**	500.2	7
零售	**–**	197.4	(100)
總收益	**536.5**	697.6	(23)

對未計利息、稅項、折舊及攤銷之盈利之貢獻

(百萬港元)	截至六月三十日止六個月 二零零五年	 二零零四年	變動百分比
報章出版	**169.0**	155.4	9
雜誌及書籍出版	**8.7**	6.2	40
投資物業	**5.7**	5.0	14
錄像及影片後期製作	**(3.4)**	0.1	*
音樂出版	**0.4**	8.1	(95)
持續業務	**180.4**	174.8	3
零售	**–**	0.8	(100)
總計	**180.4**	175.6	3
持續業務之邊際利潤	**34%**	35%	

* *表示增加或減少超過100%*

對經營盈利之貢獻

(百萬港元)	截至六月三十日止六個月 二零零五年	 二零零四年	變動百分比
報章出版	**133.2**	122.6	9
雜誌及書籍出版	**7.9**	4.0	98
投資物業	**5.7**	5.0	14
錄像及影片後期製作	**(5.9)**	(2.4)	*
音樂出版	**0.4**	8.1	(95)
持續業務	**141.3**	137.3	3
零售	**–**	(0.8)	(100)
總計	**141.3**	136.5	4
持續業務之邊際利潤	**26%**	27%	

* *表示增加或減少超過100%*

管理層討論及分析

財務摘要

- 營業額 536.5百萬港元
- 經常性經營盈利 138.7百萬港元
- 經營盈利 141.3百萬港元
- 純利 112.3百萬港元
- 每股盈利 0.072港元
- 股息每股 0.05港元

本集團之經營業績

二零零五年上半年之股東應佔盈利為112百萬港元。報章及雜誌出版業務之盈利增長被書籍出版、錄像及影片製作和音樂出版等業務較低之盈利貢獻所抵銷。中期業績已反映新香港財務報告準則。

綜合損益表

(百萬港元,每股金額除外)	**截至六月三十日止六個月**		
	二零零五年	二零零四年	變動百分比
營業額	**536.5**	500.2	7
員工成本	**(174.7)**	(169.1)	3
生產成本	**(80.1)**	(68.3)	17
租金及設施	**(15.7)**	(15.9)	(1)
廣告及宣傳	**(13.2)**	(8.3)	59
其他經營開支	**(72.4)**	(63.9)	13
未計折舊及攤銷之經營成本	**(356.1)**	(325.5)	9
折舊及攤銷	**(41.7)**	(40.9)	2
經常性經營盈利	**138.7**	133.8	4
其他收益	**2.1**	0.9	*
出售長期投資股份之收益	**0.7**	4.2	(83)
終止共同控制企業之虧損	**–**	(1.1)	(100)
財務費用淨額	**(0.2)**	(0.5)	(60)
持續業務之經營盈利	**141.3**	137.3	3
零售業務之經營虧損	**–**	(0.8)	(100)
稅項	**(28.1)**	(25.2)	12
聯營公司及共同控制企業之盈利	**1.8**	2.7	(33)
少數股東權益	**(2.7)**	(2.6)	4
股東應佔盈利	**112.3**	111.4	1
每股盈利(港仙)	**7.20**	7.14	1

* *表示增加或減少超過100%*

11.應付款項及應計負債

應付貿易款項之賬齡分析如下：

	二零零五年六月三十日 結餘 港幣千元	百分比 %	二零零四年十二月三十一日 結餘 港幣千元	百分比 %
零至三十日	**13,695**	**67.6**	25,327	76.8
三十一日至六十日	**772**	**3.8**	1,986	6.0
六十一日至九十日	**291**	**1.4**	377	1.1
多於九十日	**5,516**	**27.2**	5,314	16.1
總應付款項	**20,274**	**100.0**	33,004	100.0
應計負債	**66,472**		83,705	
應付款項及應計負債總額	**86,746**		116,709	

12.股本

	二零零五年六月三十日 港幣千元	二零零四年十二月三十一日 港幣千元
法定股本： 5,000,000,000股，每股面值0.10港元	**500,000**	500,000
已發行及實收股本： 1,560,945,596股(二零零四年：1,560,945,596股)，每股面值0.10港元	**156,095**	156,095

13.中期報表之批核

此中期報表於二零零五年九月十三日經董事會批核。

8. 投資物業

	二零零五年 港幣千元
於一月一日	
一如前呈報	–
一採納香港會計準則第1號之影響	664,600
一經重列	664,600
重新分類(附註7)	18,000
於六月三十日	682,600

9. 土地租金

	二零零五年 港幣千元
於一月一日之賬面淨值	
一如前呈報	–
一採納香港會計準則第17號之影響	34,649
一經重列	34,649
攤銷	(508)
於六月三十日之賬面淨值	34,141

10.應收款項

本集團給予其貿易客戶七天至九十天平均信用期限，應收貿易款項按到期日之賬齡分析如下：

	二零零五年 六月三十日 結餘 港幣千元	百分比 %	二零零四年 十二月三十一日 結餘 港幣千元	百分比 %
零至三十日	149,134	72.9	148,007	73.1
三十一日至六十日	37,462	18.3	15,822	7.8
六十一日至九十日	12,208	6.0	32,344	16.0
多於九十日	5,721	2.8	6,338	3.1
總計	204,525	100.0	202,511	100.0
減：呆壞賬撥備	(6,355)		(10,898)	
	198,170		191,613	

7. 固定資產

	投資物業 港幣千元	租賃樓宇 港幣千元	其他 固定資產 港幣千元	在建資產 港幣千元	總計 港幣千元
於二零零五年一月一日 之賬面淨值					
一如前呈報	664,600	294,355	330,383	12,351	1,301,689
一採納香港會計準則 第1號之影響	(664,600)	–	–	–	(664,600)
一採納香港會計準則 第17號之影響	–	(34,649)	–	–	(34,649)
經重列	–	259,706	330,383	12,351	602,440
添置	–	–	4,353	60,884	65,237
重估	–	3,000	–	–	3,000
折舊	–	(3,357)	(34,323)	–	(37,680)
重新分類(附註8)	–	(18,000)	–	–	(18,000)
匯兌差異	–	–	(50)	–	(50)
出售	–	–	(44)	–	(44)
轉讓	–	–	12,549	(12,549)	–
於二零零五年六月三十日 之賬面淨值	**–**	**241,349**	**312,868**	**60,686**	**614,903**
於二零零五年一月一日					
成本或估值	–	331,868	901,927	12,351	1,246,146
累積折舊	–	(72,162)	(571,544)	–	(643,706)
賬面淨值	–	259,706	330,383	12,351	602,440
於二零零五年六月三十日					
成本或估值	–	308,868	917,728	60,686	1,287,282
累積折舊	–	(67,519)	(604,860)	–	(672,379)
賬面淨值	**–**	**241,349**	**312,868**	**60,686**	**614,903**
於二零零五年六月三十日 之成本及估值分析：					
成本	–	299,673	917,728	60,686	1,278,087
估值一一九九零年	–	9,195	–	–	9,195
	–	308,868	917,728	60,686	1,287,282

4. 應佔聯營公司盈利減虧損

於本期間之應佔聯營公司盈利減虧損為1,775,000港元(二零零四年：3,096,000港元)，乃經扣除聯營公司之應佔稅項847,000港元(二零零四年：1,042,000港元)後呈列。

5. 稅項

	截至六月三十日止六個月	
	二零零五年	二零零四年 (經重列)
	港幣千元	港幣千元
公司及附屬公司：		
香港利得稅	**26,613**	27,088
海外稅項	**395**	271
有關暫時差異所產生及撥回之遞延稅項	**1,105**	(2,114)
	28,113	25,245
應佔聯營公司稅項—如前呈報	**–**	1,042
採納香港會計準則第1號之影響	**–**	(1,042)
經重列	**–**	–
稅項支出	**28,113**	25,245

香港利得稅乃以期內估計賺取之應課稅盈利按17.5%(二零零四年：17.5%)稅率撥備。海外地區所得盈利之稅項乃根據期內估計賺取之應課稅盈利，按本集團經營業務所在國家之適用稅率計算。

6. 每股盈利

每股基本及攤薄盈利乃根據期內股東應佔盈利112,311,000港元(二零零四年：111,413,000港元)及於期內已發行之股份1,560,945,596股(二零零四年：1,560,945,596股)計算。

於二零零四年十二月三十一日之綜合資產負債表

	固定資產 港幣千元	投資物業 港幣千元	土地租金 港幣千元
如前呈報	1,301,689	–	–
採納香港會計準則第1號之影響	(664,600)	664,600	–
採納香港會計準則第17號之影響	(34,649)	–	34,649
經重列	602,440	664,600	34,649

2. 分部資料

本公司於本期間為投資控股公司。本集團之主要業務包括出版、印刷及分銷*《南華早報》*、*《星期日南華早報》*及其他印刷及電子刊物、物業投資、音樂出版以及錄像及影片後期製作。

本集團業務大部分均以香港為基地，而本集團根據主要業務劃分之營業額及經營盈利貢獻之分析如下：

	營業額 截至六月三十日止六個月		**對經營盈利之貢獻 截至六月三十日止六個月**	
	二零零五年	二零零四年 (經重列)	**二零零五年**	二零零四年 (經重列)
	港幣千元	港幣千元	**港幣千元**	港幣千元
持續經營業務				
報章、雜誌及其他刊物	**517,003**	470,020	**141,036**	126,650
投資物業	**7,724**	7,332	**5,771**	4,986
錄像及影片後期製作	**10,151**	11,808	**(5,924)**	(2,355)
音樂出版	**1,710**	11,002	**433**	8,089
	536,588	500,162	**141,316**	137,370
已終止業務				
零售	**–**	197,407	**–**	(832)
總計	**536,588**	697,569	**141,316**	136,538

3. 其他收益

	截至六月三十日止六個月	
	二零零五年	二零零四年
	港幣千元	港幣千元
上市證券投資之股息收入	**1,314**	142
利息收入	**2,452**	199
其他	**748**	711
總計	**4,514**	1,052

由於本集團之投資物業於二零零四年十二月三十一日處於淨重估虧絀狀況，本集團投資物業於截至二零零五年六月三十日止六個月之估值變動，不論是否已經採納新會計政策，均須於損益賬確認，故採納香港會計準則第40號對此中期報表並無影響。

(g) 香港(詮釋常務委員會)－詮釋第21號：收益税－收回經重估之不減值資產

採納香港(詮釋常務委員會)－詮釋第21號導致有關計量重估投資物業所產生遞延税項之會計政策產生變動。以往，該遞延税項按透過出售而收回投資物業賬面值引致之税務影響計算。自採納香港(詮釋常務委員會)－詮釋第21號後，重估投資物業所產生遞延税項乃按透過使用而收回有關物業賬面值引致之税務影響計算。

由於本集團於二零零四年十二月三十一日之投資物業處於淨重估虧絀狀況，而該虧絀所產生之任何遞延税項資產不大可能在將來期間內收回，故採納香港(詮釋常務委員會)－詮釋第21號對此中期報表並無影響。

(h) 香港財務報告準則第2號：股權支付

採納香港財務報告準則第2號導致有關僱員購股權之會計政策產生變動。以往，本集團無須確認就已授予本公司或其任何附屬公司的僱員或執行董事之購股權為酬金成本。自採納香港財務報告準則第2號後，購股權於授出日之公平價值須在相關歸屬期間自損益賬攤銷，並計入權益項下之股權支付僱員酬金儲備。

根據香港財務報告準則第2號之過渡條文，有關僱員購股權之新會計政策已用於二零零二年十一月七日以後授出而於二零零五年一月一日尚未歸屬之購股權。由於本集團授出之所有未獲行使購股權於二零零五年一月一日已歸屬，故新會計政策對過往及本期間之損益賬並無影響。

1. (ii) 中期報表中之重列概要

截至二零零四年六月三十日止六個月之綜合損益表

	應佔聯營公司盈利減虧損 港幣千元	税項 港幣千元
如前呈報	4,138	26,287
採納香港會計準則第1號之影響	(1,042)	(1,042)
經重列	3,096	25,245

香港會計準則第39號禁止將於二零零五年一月一日之前訂立之交易重新指定為對沖項目。因此，對沖會計處理法僅適用於二零零五年一月一日或之後訂立之交易。於本期間，本集團若干銀行外幣存款被指定為現金流量對沖工具，以對沖本集團一項資本承擔之外幣風險。該項資本承擔預計將於本年度下半年結算。

(e) 香港會計準則第36號：資產減值
香港會計準則第38號：無形資產
香港財務報告準則第3號：企業合併

採納香港會計準則第36號、香港會計準則第38號及香港財務報告準則第3號導致有關商譽及出版產權之會計政策產生變動。

(i) 商譽
在此之前，商譽乃按直線法按不多於二十年年期攤銷。僅當有跡象顯示商譽減值時方可進行減值評估。根據香港會計準則第38號，商譽毋須攤銷，惟不論是否有減值之跡象，均須每年最少進行一次減值測試。

本集團之商譽已於二零零四年十二月三十一日前全數攤銷。根據香港財務報告準則第3號之過渡條文，商譽不予重列。累積商譽攤銷611,703,000港元已自二零零五年一月一日前之商譽成本中撇銷。

(ii) 出版產權
過往出版產權在其預計年期內進行攤銷，並按成本減累積攤銷及減值撥備入賬。

自採納香港會計準則第38號後，確定為無固定使用年期之出版產權將不予攤銷，惟須每年進行一次減值測試。

有確定使用年期之出版產權，則於預計使用年期內攤銷，及於可能存在減值跡象之若干情況下進行減值測試。

本集團之出版產權已於二零零四年十二月三十一日前全數攤銷。根據香港會計準則第38號之過渡條文，本集團將於二零零五年一月一日或以後之財務年度採納香港會計準則第38號以處理出版產權。

(f) 香港會計準則第40號：投資物業

採納香港會計準則第40號導致有關本集團投資物業之會計政策產生變動。以往投資物業按每個財務年度末之公開市值列賬。投資物業價值之變動乃列作投資物業重估儲備變動。倘按投資物業計算虧絀高於該儲備之總額，超出之虧絀數額則在損益賬中扣除。任何其後產生之重估盈餘以先前扣除之虧絀為限計入損益賬。自採納香港會計準則第40號後，投資物業估值之所有變動均於損益賬中確認。

由於固定資產之餘值與其原有估計值之間未有重大變動，故此項會計政策變動並未導致此中期報表中之比較數字作出任何調整。

(c) 香港會計準則第17號：租賃

採納香港會計準則第17號導致有關租賃土地之會計政策產生變動。以往，香港租賃土地及樓宇乃按成本或估值減累積折舊及累積減值虧損列賬。根據香港會計準則第17號之規定，凡土地及樓宇之租約，應在租約開始時參照租賃中土地租賃權益與樓宇租賃權益之相對公平價值，按比例分為土地租賃與樓宇租賃兩部分。土地租賃應歸類為經營租約，所付任何租金均以成本列賬，並在租約期內攤銷。租賃樓宇按成本或估值減累積折舊及累積減值虧損列賬。預付土地租金列於資產負債表非流動資產項下一個獨立項目。租賃樓宇包括於資產負債表固定資產之分類項下。

該等變動產生之影響反映在比較數字上，並導致固定資產於二零零四年十二月三十一日減少34,649,000港元，而土地租金亦相應增加。

(d) 香港會計準則第32號：金融工具：披露與列報
香港會計準則第39號：金融工具：確認與計量

採納香港會計準則第32號及香港會計準則第39號導致有關金融工具確認、計量、列報及披露之會計政策產生變動。主要變動概述如下：

(i) 長期投資股份
於過往期間，本集團之長期投資股份被歸類為非交易證券並以公平值列於資產負債表內。因公平值變動引致之未變現收益或虧損直接在權益內確認為投資重估儲備之變動。根據香港會計準則第39號之規定，長期投資股份已被重新歸類為可供出售投資。

採納香港會計準則第39號並未對確認或計算本集團之長期投資股份產生任何變動，亦未就保留盈利作任何調整。

(ii) 用作購買固定資產之銀行外幣存款
截至二零零四年十二月三十一日，本集團於結算日所持有之銀行外幣存款均按當日適用之市場匯率換算。匯兌差額記入損益賬。香港會計準則第39號現容許將外幣存款指定為用作對沖與堅定承諾有關之外幣風險之對沖工具。倘外幣存款於對沖初期被正式指定為對沖工具且預計該對沖很有效，則於結算日該外幣存款再換算之盈虧乃透過權益變動表直接在對沖儲備確認。倘該對沖其後導致非金融資產之確認，則已於對沖儲備中確認之累積盈虧須予刪除並計入資產之原有成本中。

賬項附註

1. (i) 編製基準及會計政策

本集團之未經審核綜合中期財務報表摘要(「中期報表」)乃根據香港會計師公會頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄十六之規定而編製。

此中期報表應與二零零四年年報一併閱讀。

編製此中期報表摘要所採用之會計政策及計算方法與編製截至二零零四年十二月三十一日止年度之全年報表所採用者一致，惟本集團已採納香港會計師公會所頒佈之香港財務報告準則及香港會計準則(「香港財務報告準則」)，該等準則於二零零五年一月一日或其後開始之會計期間生效。

此中期報表乃根據於編製此報表時已頒佈且生效之香港財務報告準則及詮釋編製。該等將於二零零五年十二月三十一日適用之香港財務報告準則及詮釋(包括選擇性適用者)，於編製此中期報表時尚未能確定。

採納以下香港財務報告準則引致此中期報表之會計政策或呈報有所變動：

香港會計準則第1號：	財務報表之呈報
香港會計準則第16號：	物業、機器及設備
香港會計準則第17號：	租賃
香港會計準則第32號：	金融工具：披露與列報
香港會計準則第36號：	資產減值
香港會計準則第38號：	無形資產
香港會計準則第39號：	金融工具：確認與計量
香港會計準則第40號：	投資物業
香港(詮釋常務委員會)－詮釋第21號：	收益稅—收回經重估之不減值資產
香港財務報告準則第2號：	股權支付
香港財務報告準則第3號：	企業合併

採納該等香港財務報告準則對此中期報表產生之影響如下：

(a) 香港會計準則第1號：財務報表之呈報

採納香港會計準則第1號導致此中期報表之呈報產生變動，但對股東應佔盈利並無影響。然而，若干比較數字已予重列，以符合新呈報規定。

(b) 香港會計準則第16號：物業、機器及設備

採納香港會計準則第16號導致有關計算固定資產折舊費用之會計政策產生變動。以往，固定資產之折舊金額乃按直線法在其預計可使用年期內攤銷。可折舊金額乃指資產之成本值或估值減其餘值。餘值乃於購買該資產時釐定，以後不再作出修訂。香港會計準則第16號現規定，固定資產之餘值須每年檢討一次。倘固定資產之餘值經釐定高於其賬面值，則應停止攤銷折舊。

綜合權益變動表摘要
—未經審核

截至二零零五年六月三十日止六個月

	股東應佔									
	股本及股份溢價 港幣千元	繳入盈餘 港幣千元	投資重估儲備 港幣千元	資產重估儲備 港幣千元	對沖儲備 港幣千元	匯兌儲備 港幣千元	保留盈利 港幣千元	股東資金總額 港幣千元	少數股東權益 港幣千元	權益總額 港幣千元
二零零四年一月一日結餘：如前呈報之權益	197,066	1,162,252	32,836	1,325	–	(34,863)	111,408	1,470,024	–	1,470,024
二零零四年一月一日結餘：如前獨立呈報之少數股東權益	–	–	–	–	–	–	–	–	9,677	9,677
二零零四年一月一日結餘，經重列	197,066	1,162,252	32,836	1,325	–	(34,863)	111,408	1,470,024	9,677	1,479,701
長期投資股份重估盈餘	–	–	4,069	–	–	–	–	4,069	–	4,069
出售時變現之投資重估儲備	–	–	(3,054)	–	–	–	–	(3,054)	–	(3,054)
綜合賬目時產生之匯兌差額	–	–	–	–	–	(218)	–	(218)	–	(218)
直接於權益中確認之淨收入/(支出)	–	–	1,015	–	–	(218)	–	797	–	797
期內盈利	–	–	–	–	–	–	111,413	111,413	2,615	114,028
期內已確認之收入/(支出)總額	–	–	1,015	–	–	(218)	111,413	112,210	2,615	114,825
股息	–	(62,439)	–	–	–	–	–	(62,439)	–	(62,439)
二零零四年六月三十日結餘	197,066	1,099,813	33,851	1,325	–	(35,081)	222,821	1,519,795	12,292	1,532,087
二零零五年一月一日結餘，如前呈報之權益	**197,066**	**1,021,767**	**70,608**	**1,325**	**–**	**(34,380)**	**428,554**	**1,684,940**	**–**	**1,684,940**
二零零五年一月一日結餘，如前獨立呈報之少數股東權益	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**12,320**	**12,320**
二零零五年一月一日結餘，經重列	**197,066**	**1,021,767**	**70,608**	**1,325**	**–**	**(34,380)**	**428,554**	**1,684,940**	**12,320**	**1,697,260**
長期投資股份重估盈餘	**–**	**–**	**10,798**	**–**	**–**	**–**	**–**	**10,798**	**–**	**10,798**
出售時變現之投資重估儲備	**–**	**–**	**5**	**–**	**–**	**–**	**–**	**5**	**–**	**5**
綜合賬目時產生之匯兌差額	**–**	**–**	**–**	**–**	**–**	**(655)**	**–**	**(655)**	**4**	**(651)**
租賃樓宇重估盈餘	**–**	**–**	**–**	**3,000**	**–**	**–**	**–**	**3,000**	**–**	**3,000**
直接在儲備扣除之遞延稅項	**–**	**–**	**–**	**(704)**	**–**	**–**	**–**	**(704)**	**–**	**(704)**
現金流量對沖虧損	**–**	**–**	**–**	**–**	**(2,621)**	**–**	**–**	**(2,621)**	**–**	**(2,621)**
直接於權益中確認之淨收入/(支出)	**–**	**–**	**10,803**	**2,296**	**(2,621)**	**(655)**	**–**	**9,823**	**4**	**9,827**
期內盈利	**–**	**–**	**–**	**–**	**–**	**–**	**112,311**	**112,311**	**2,667**	**114,978**
期內已確認之收入/(支出)總額	**–**	**–**	**10,803**	**2,296**	**(2,621)**	**(655)**	**112,311**	**122,134**	**2,671**	**124,805**
股息	**–**	**(156,095)**	**–**	**–**	**–**	**–**	**–**	**(156,095)**	**–**	**(156,095)**
二零零五年六月三十日結餘	**197,066**	**865,672**	**81,411**	**3,621**	**(2,621)**	**(35,035)**	**540,865**	**1,650,979**	**14,991**	**1,665,970**

附註：截至二零零五年六月三十日止六個月之擬派中期股息為78,047,000港元將由本公司保留盈利中支付。

綜合現金流量表摘要

	未經審核 截至六月三十日止六個月 二零零五年 港幣千元	 二零零四年 港幣千元
經營業務之現金流入淨額	**146,418**	143,393
投資活動之現金流出淨額	**(77,853)**	(4,336)
融資活動之現金流出淨額	**(154,214)**	(62,439)
現金及現金等值之(減少)/增加	**(85,649)**	76,618
於一月一日之現金及現金等值	**360,737**	156,990
於六月三十日之現金及現金等值	**275,088**	233,608

綜合資產負債表摘要

	附註	未經審核 二零零五年 六月三十日 港幣千元	二零零四年 十二月三十一日 (經重列) 港幣千元
非流動資產			
無形資產		**38,963**	41,880
固定資產	7	**614,903**	602,440
投資物業	8	**682,600**	664,600
土地租金	9	**34,141**	34,649
界定利益計劃之資產		**31,977**	30,415
聯營公司之權益		**38,717**	41,543
長期投資股份		**167,223**	156,660
		1,608,524	1,572,187
流動資產			
存貨		**31,743**	37,774
應收款項	10	**198,170**	191,613
預付費用、按金及其他應收賬款		**23,269**	42,133
用於購買固定資產之銀行外幣存款	1(i)(d)(ii)	**29,674**	–
現金及銀行結餘		**281,658**	363,095
		564,514	634,615
流動負債			
應付款項及應計負債	11	**86,746**	116,709
應付稅項		**56,700**	30,087
預收訂閱費		**15,822**	22,848
有抵押銀行透支		**6,570**	2,358
無抵押短期銀行貸款		**1,881**	–
無抵押長期銀行貸款之現期部分		**230,000**	230,000
		397,719	402,002
流動資產淨值		**166,795**	232,613
總資產減流動負債		**1,775,319**	1,804,800
非流動負債			
無抵押長期銀行貸款		**17,000**	17,000
遞延稅項		**92,349**	90,540
		109,349	107,540
		1,665,970	1,697,260
資本及儲備			
股本	12	**156,095**	156,095
儲備		**1,416,837**	1,372,750
擬派股息		**78,047**	156,095
		1,494,884	1,528,845
股東資金		**1,650,979**	1,684,940
少數股東權益		**14,991**	12,320
權益總額		**1,665,970**	1,697,260

中期業績

SCMP集團有限公司(「本公司」)董事會欣然宣佈本公司及其集團公司(「本集團」)截至二零零五年六月三十日止六個月未經審核之中期業績如下：

綜合損益表摘要

	附註	未經審核 截至六月三十日止六個月 二零零五年 港幣千元	 二零零四年 (經重列) 港幣千元
營業額	2	**536,588**	697,569
其他收益	3	**4,514**	1,052
總收入		**541,102**	698,621
員工成本		**(174,686)**	(184,546)
生產原料/銷售成本		**(80,072)**	(218,143)
租金及設施		**(15,714)**	(39,996)
折舊及攤銷		**(41,736)**	(42,471)
廣告及宣傳		**(13,228)**	(8,884)
其他經營開支		**(72,440)**	(70,509)
出售長期投資股份之收益		**711**	4,242
終止共同控制企業之虧損		**–**	(1,076)
財務費用		**(2,621)**	(700)
		(399,786)	(562,083)
經營盈利		**141,316**	136,538
應佔聯營公司盈利減虧損	4	**1,775**	3,096
應佔共同控制企業虧損		**–**	(361)
除稅前盈利		**143,091**	139,273
稅項	5	**(28,113)**	(25,245)
期內盈利		**114,978**	114,028
應佔盈利：			
股東		**112,311**	111,413
少數股東權益		**2,667**	2,615
		114,978	114,028
股息			
擬派中期股息每股5港仙 (二零零四年：每股5港仙)		**78,047**	78,047
每股盈利			
基本及攤薄	6	**7.20港仙**	7.14港仙

SCMP 集團有限公司